CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                               February 27, 2015


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:          First Trust Exchange-Traded Fund III (the "Trust")
                           File Nos. 811-22245 and 333-176976
                --------------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund III (the "Trust") with the Securities and Exchange Commission (the "Commission") on February 25, 2015 (the "Registration Statement"). The Registration Statement relates to the First Trust Preferred Securities and Income ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT - FEES AND EXPENSES OF THE FUND - EXAMPLE

      It appears that the hypothetical expense numbers in the example were calculated using 0.85%, however, the Commission thinks that 0.87% should have been used to account for the Fund's acquired fund fees and expenses of 0.02%. The 1 year costs should be $89, 3 years costs should be $331, 5 years costs should be $593 and 10 years costs should be $1341.

RESPONSE TO COMMENT

      The prospectus will be revised in accordance with this disclosure prior to the filing of its final prospectus under Rule 497 of the Securities Act of 1933.


                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

Karen Rossotto
February 27, 2015
Page 2



      o staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                            Sincerely yours,

                                            CHAPMAN AND CUTLER LLP



                                            By: /s/ Morrison C. Warren
                                                ----------------------------
                                                    Morrison C. Warren